

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

> **Re: RAD Diversified REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Response dated February 3, 2021**
> **File No. 024-11020**

Dear Mr. Mendenhall:

We have reviewed your response letter dated February 3, 2021 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2021 letter.

Response dated February 3, 2021

General

1. We note your response to comment 1. Please provide your analysis to support your conclusions that few non-affiliates will accept the offer given the Company's recent performance and that no contingent liability needs to be disclosed pursuant to ASC 450. Include within your response how you considered the guidance in ASC 450-20-50 regarding a reasonably possible loss and related disclosure requirements.

2.   We note your response to comment 2. Please revise your footnote disclosure to include a discussion of the error and the related impact on your financial statements.

     Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fanni Koszeg